Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Mitsui Sumitomo Insurance Group Holdings, Inc.
Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-02666)
June 10, 2009
Mitsui Sumitomo Insurance Group Holdings, Inc.
Fiscal 2009 First Information Meeting
President’s Speech
(Page numbers beside the headings correspond to the pages of the presentation material.)
Opening words
Good afternoon. I am Toshiaki Egashira, President of the Company. First, let me thank you for taking time out of your busy schedules to attend this meeting.
The abrupt financial crisis that began in September 2008 brought turmoil to the global real economy and greatly affected our business circumstances. Our fiscal 2008 results did not escape the crisis, and we had to book significant decreases in profit due mainly to a fall in net investment income and major losses in credit insurance at a European subsidiary.
However, I would like to reassure investors that our financial position remains very sound.
Now, I would like to discuss performance and strategies of the Group, as laid out in the booklet provided to you.

[P.1] Extreme Environmental Changes Originating from Financial Crisis: MSIG’s Response
Please look at Page 1 of the booklet. We have adopted two strategies in response to the new circumstances brought on by the financial crisis.
The first one is stepping up risk and crisis management to reform our balance sheet. At present, we are sufficiently capitalized to maintain sound business operations. However, in light of the current extremely unstable economic conditions, we have strengthened our risk and crisis management. We are taking three specific measures: revision of investment policy, reduction of stock price fluctuation risk, and more rigorous measures for verifying financial soundness.
I will turn later to revision of investment policy and measures to verify financial soundness. Let me now talk about stock price fluctuation risk.
Although the booklet does not show the related numbers, our target was to sell stocks of ¥500 billion based on market value by fiscal 2010 to reduce risk of stock price fluctuation. We had sold stocks of ¥247.2 billion by fiscal 2008. We continue to sell stocks that we select in light of unfavorable circumstances due to the lingering impact of the financial crisis. We plan to sell stocks of more than ¥80 billion over the next two years, for a running total of ¥330.0 billion.
The second one is reforming our business models to consolidate our structure to leap forward in response to the new circumstances brought on by the financial crisis. I will discuss it in the second part of this presentation. The Group as a whole is streamlining staff in the domestic non-life insurance business through “sales and product innovations” and reallocating human resources of around 520 people to growth areas within the Group over the current and next fiscal year. By such reallocation of human resources, we are promoting the reforms to our business models strongly.
[P.3] Results for FY2008: MSIG (Consolidated)
Now let me discuss fiscal 2008 consolidated results at MSI Group Holdings. Please turn to Page 3.
Net premiums written decreased by 5.6% or ¥85.5 billion year-on-year to ¥1,451 billion. The reasons for this decrease were a 5.2% drop in net premiums written at MSI, due mainly to the impact of lowered CALI premium rates and the slowdown in the Japanese economy. At overseas subsidiaries, net premiums written decreased 10.4% year-on-year, due to the strong yen. Excluding currency impact, it would have been 3.2% increase year-on-year.
Mitsui Direct General enjoyed another year of double-digit growth.
Regarding profits, net income came in at ¥8.1 billion, a year-on-year decrease of ¥31.8 billion. As mentioned above, this result reflected the severity of the impact of the financial crisis.
The breakdown of net income can be seen in the lower right part of the screen.

At MSI non-consolidated, net income increased, due mainly to improved underwriting profit. However, at overseas subsidiaries, performance was undermined by major insurance losses triggered by the collapse of financial institutions in the United States and Europe.
[P4] Results for FY2008: MSI (Non-consolidated)
Now I would like to say a few words about performance at MSI non-consolidated. Please turn to Page 4.
Net premiums written decreased by 5.2% year-on-year to ¥1,239.3 billion. The main factors were the significant impact of revision of premium rates for CALI as well as the slowdown in the Japanese economy and the slump in new car sales, which both affected other categories as well. Excluding CALI, the decrease was 2.2%.
On the other hand, underwriting profit improved ¥52.1 billion year-on-year to ¥32.4 billion.
The main cause of this improvement was a ¥15.9 billion decrease in incurred loss year-on-year. A particular contribution came from a ¥25.9 billion decrease in the automobile line.
Another factor was the change to the statutory provision ratio for the catastrophe loss reserves for automobile insurance, from 8.5% to 3.2%, making provision to these reserves to decrease by ¥28.7 billion.
At the same time, we posted a net investment loss of ¥1.9 billion, a ¥79.7 billion deterioration from the profit of the previous year. The main reason was a sharp increase in devaluation loss on securities amid the financial crisis.
As a result of the above, ordinary profit decreased by ¥29.4 billion year-on-year to ¥25.5 billion.
Net income for the year increased ¥8.2 billion to ¥46.5 billion, reflecting a ¥28.8 billion reversal of the price fluctuation reserve, booked as an extraordinary gain.

[P.5] Results for FY2008: MSI (Non-consolidated): Premiums and loss ratios by product line
Now, please turn to Page 5. I would like to say a few words about loss ratio in each category.
In the fire line, the loss ratio improved by 4.5 percentage points year-on-year, but increased in other categories. One reason for the lower ratio in the fire line was a decrease in payout for natural disasters.
We took various further measures to improve the loss ratio in the automobile line, but due to a decrease in net premiums written, which is the denominator in calculating the loss ratio, the ratio increased 1.8 percentage point. However, total payout decreased ¥700 million year-on-year, and it’s on the declining trend.
[P.6] Results for FY2008: MSI (Non-consolidated): Company expense and expense ratio
Please turn to Page 6, where you will find the company expenses at MSI non-consolidated.
The net expense ratio increased by 2.2 percentage points year-on-year to 34.0%, due to an increase in company expense and a decrease in net premiums written.
Company expenses increased ¥10.4 billion year-on-year to a total of ¥302.1 billion. The reasons for this were a ¥4.2 billion increase in personnel expenses due to administrative staff increases, as well as a ¥6.4 billion increase in non personnel expenses, in particular increased depreciation on structures and for computer system development.
[P. 11] Full-Year Results Forecast for FY2009: MSIG (Consolidated)
Now I would like to turn to our full-year forecasts for fiscal 2009. Please look at Page 11.
Firstly, we expect consolidated net premiums written to decrease 2.8% year-on-year to ¥1,410.0 billion, on expectations of continuing strong economic headwinds throughout fiscal 2009.
Regarding profits, we expect ordinary profit to increase by ¥43.0 billion to ¥30.0 billion, and net income to increase ¥13.8 billion to ¥22.0 billion. You will find our forecasts for a breakdown of net income at the bottom right of the screen. We expect earnings of the overseas subsidiaries to return to fiscal 2007 levels after the steep fall in profitability in fiscal 2008.
[P.12] Full-Year Results Forecast for FY2009: MSI (Non-Consolidated)
Now, I would like to discuss our forecasts for MSI non-consolidated, as shown on Page 12.
We expect net premiums written to decrease ¥24.4 billion year-on-year to ¥1,215.0 billion.
The main reasons for this decrease are likely reduction in revenues in automobile and cargo insurance due to the economic slowdown and the lingering impact of the CALI premium rate revision in the previous period.
We forecast a ¥12.0 billion underwriting loss, representing a deterioration of ¥44.5 billion year-on-year. The main factors here are a decrease in premium revenues, ¥15.0 billion losses assumed for natural disasters, and the absence of the impact that came from a change in the rate of provision for catastrophe loss reserves in the previous period. We expect expenses to decrease slightly year-on-year.
However, we expect net investment income of ¥39.1 billion, a ¥41.1 billion year-on-year increase. This significant improvement is due to a small amount of losses on devaluation of securities, which were greater in the previous period.
As a result of the above, we expect ordinary profit to remain broadly unchanged year-on-year at ¥23.0 billion, and net income to decrease ¥26.6 billion to ¥20.0 billion.
[P.18] Strategies for FY2009
Now I want to talk about Group business strategy for fiscal 2009.
[P.19] Capital Management: Improvement of Corporate/Shareholder Value via Growth Strategy
Next, I would like to discuss MSIG’s basic capital management policy. Please turn to Page 19.
We believe that building earnings through business growth is the enhancing driver of corporate value and shareholder benefit. Therefore, our basic policy of capital management is to implement further investment in potential growth area, while ensuring sound financial position. This policy remains unchanged.
In implementing distribution to shareholders, we will keep a balance between investment for growth and shareholder return, while ensuring financial soundness. Actually, we have a basic policy of returning to shareholders, through dividend payment and share buyback, approximately 40% of “Group Core Profit”, our in-house profitability benchmark. As for dividends, we aim to maintain stable dividend payments and increasing trend of dividends-per-share over mid-to-long term..
[P.20] Capital Position
Now, please turn to page 20. I will explain about the current capital position of the Group.
The Group’s assets were not immune to the impact of the market deterioration caused by the financial crisis. Actually, it depressed the overall capital level. On the other hand, having experienced capital shortfalls of US and European financial institutions, rating agencies and regulatory authorities are now requiring us to introduce additional stress tests to confirm the financial soundness.
We have long prepared against risks, measuring risk amount on a 99.5 percentile basis, and evaluating unquantifiable uncertainties based on a stress scenarios as well.
Despite the fact that some of the stresses were realized amid the financial crisis, mostly in terms of the securities prices, the capital position of the Group is strong enough to carry out sound operation.
In the presentation of the previous Information Meeting in November last year, I reported the difference between the net asset value and the 99.5 percentile risk amount to be ¥620 billion, assuming a Nikkei Average stock price of ¥8,000 and an exchange rate of ¥95 to the U.S. dollar. The difference, as of the end of March 2009, is ¥510 billion.
We will go on strengthening proactive risk management against any uncertainties to keep the appropriate capital level for sustainable sound operation of insurance business, and for further investment in business as well.
[P.21] Approach to Shareholder Return and Share Buyback
Now please turn to Page 21. The basic policy of shareholder returns is as I have just explained in the page of “Capital Management.”
On the right-hand side of the screen you will find a graph showing trends in dividends per share. We plan the year-end payment of dividends-per-share of ¥27, making the full year dividend-per-share of ¥54. Fiscal 2008 was the first full term since the establishment of MSI Group Holdings in April 2008. The full-year dividend-per-share of ¥54 is equivalent to ¥16.2 by MSI.
The net income on a consolidated basis decreased to ¥8.1 billion in fiscal 2008, due to the impact of global financial crisis. Despite this unfavorable environment, we plan to maintain the dividend-per-share of ¥54 as forecast, based on the policy of stable dividend payment, and meet the shareholders’ expectations.
Turning to buyback of shares, we have conducted it flexibly and swiftly, aiming for 10 % reduction in the number of shares outstanding at the time of establishment of MSI in October 2001, to improve capital efficiency. Based on this policy, we will carry out further buybacks in the current fiscal year. As detailed in the news release of May 20, the maximum total number of shares to be repurchased is five million (5,000,000) shares, and the maximum aggregate amount of repurchase cost is ten billion yen (¥10,000,000,000). The period of repurchase is from January 5, 2010 to March 24, 2010.
The reason that we announced well earlier than the actual period of repurchase is that it needs to be considered in determining the share exchange ratio when final agreement is reached in connection with the combination under discussion.
[P.22] Medium-Term Management Plan, “New Challenge 10” and Targets
Now I will talk about New Challenge 10, mid-term management plan and our business targets. You will find details on Page 22.

As I already mentioned, net income decreased sharply in fiscal 2008. Group Core Profit also decreased to ¥3.1 billion. We analyzed the impact of the financial crisis on Group Core Profit and concluded that the difference between the result and the forecasted amount of Group Core Profit of ¥44.1 billion is attributable to the financial crisis.
Based on such analysis, we have reaffirmed the necessity to strengthen our structure to deal with financial crisis. We lowered our forecast for fiscal 2009 Group Core Profit to ¥18.0 billion compared to our forecast at the beginning of fiscal 2008. However, we have seen no need to change fundamental strategies in New Challenge 10, mid-term management plan for fiscal 2009.
Business circumstances have changed drastically due to the financial crisis. Based on the new circumstances, we are discussing strategies and targets for fiscal 2010 and after in the discussions for business combination of the three companies. We plan to make an announcement at the autumn information meeting.
[P.23] Loss and Expense Ratios
Now I would like to talk about fiscal 2009 strategies for the domestic non-life insurance business. First, I will look at the loss and expense ratios. Please turn to Page 23.
On the left of the slide, you will see two types of earned-incurred loss ratio. The first one is a conventional earned-incurred loss ratio. The second one is earned-incurred loss ratio that excludes losses due to natural disasters and other factors. To look at trends consistently, comments will be based on the second one, which excludes fluctuations due to natural disasters, introduction of statistical IBNR reserves that began in fiscal 2005, and other factors.
The loss ratio in fiscal 2008 improved 2.3 percentage points year-on-year to 56.2%. The main factor here was significant improvement in the loss ratio of automobile insurance, previously a cause for concern, due to the effects of our various measures and a decrease in accidents covered. Regarding the loss ratio of automobile insurance, please see the following page. The worrying loss ratio in personal accident insurance increased in fiscal 2008, following the increase in fiscal 2007.

We expect the loss ratio for fiscal 2009 to remain at 56.2%. Continuing improvement measures in auto insurance should enable us to maintain the ratio at fiscal 2008 levels. We continue improvement measures in terms of underwriting for personal accident insurance, but its loss ratio is expected to be the same in fiscal 2009. We will discuss improvement measures in terms of insurance rates in the future based on the trend for revision of the reference rates.
The right-hand part of the slide shows changes in the net expense ratio. The expense ratio increased year-on-year in fiscal 2008, as mentioned earlier, but remained at a fairly low level compared with the industry average.
We expect the expense ratio to increase 0.5 percentage points in fiscal 2009 to 34.5% due to a decrease in net premiums written. However, we plan to decrease the amount of total expenses.
[P.25] Development of Life Promoters‘ Channel
Now I would like to say something about our new distribution channel, sales promoters of life insurance companies. Please turn to Page 25 of the booklet.
We regard this channel as a priority growth area in the domestic non-life insurance business.
In September 2008, we reached a basic agreement on strengthening the alliance with Sumitomo Life Insurance Company. It raises three points.
Firstly, Sumitomo Life Insurance commences sales of MSI’s non-life products in October 2009 as our agent. Its 30,000 sales promoters will join us, becoming a powerful new marketing force for us.
Secondly, policies in force of Sumi-Sei General Insurance, a subsidiary of Sumitomo Life, will be transferred to MSI — automobile insurance from October 2009, and other insurance lines from January 2010.
Thirdly, we are building a new sales structure and operational infrastructure in cooperation with Sumitomo Life to expand marketing of non-life products.

As a result of strengthening the alliance, the transfer of policies in force and acquisition of new policies are expected to generate premiums of ¥12.0 billion in fiscal 2009. At the same time, we will develop a new business model of distribution of non-life products by life insurance sales promoters.
[P.27] Status of AUM
Now I would like to talk about our investment assets. Please turn to Page 27 for the details. The balance of investment assets on March 31, 2009 stood at around ¥5,500 billion, a decrease of ¥1,100 billion from the end of the previous fiscal year, reflecting in part the impact of the global financial crisis.
In fiscal 2008, we booked ¥109.5 billion losses on devaluation of securities. Details of this are given on the lower half of the slide. That was caused by the tumbling stock markets in Japan and overseas, and steep drop of appraisal value of corporate bonds of US and European financial institutions following the collapse of Lehman Brothers.
In the lower part of the booklet, you will find details of the balance of bonds by rating. Most of them remain in the “Triple A” to “Single A” range, both in Japan and overseas.
[P.28] Basic Policy of Investment/Risk Management
Please look now at Page 28. You will find details of our planned measures to strengthen risk management and realign our portfolio, based on the lessons we learnt from the financial crisis.
The increase of credit risk at US and European financial institutions triggered the emergence of various risks that was more abrupt and far-reaching than was assumed under ordinary circumstances. It resulted in heavy losses of devaluation on securities at our balance sheet.
Based on these lessons, we have introduced new perspectives in our risk management, adding to the existing frameworks. Taking some examples, we are trimming exposures to financial institutions, mostly US and European, the exposures of which exceed certain amount irrespective of its credit rating. Taking into consideration that the credibility of rating is undermined, we have taken steps for earlier detection of signs of risk arising by using a broader range of monitoring indicators with alarm, such as stock price and CDS spread. We have also lowered risk limit for forex risk and hedge funds.
We will also realign our investment portfolio. For example, with regard to corporate bonds including those issued by financial institutions in the US and Europe, we are reducing overall credit balances by reviewing the exposure limit for the same issuer and the investment period. The exposure balance for hedge funds is as low as 1.5% of total investment assets, as a result of more rigorous selection policy. Still we intend to further reduce that proportion after screening funds we are exposed to, in light of the shakeout underway in the hedge fund sector.
[P.29] Overseas Business: Review of FY2008 & Forecast for FY2009
I would like now to talk about the overseas business. Please turn to Page 29.
In fiscal 2008, net premiums written decreased 8.0% year-on-year to ¥233.1 billion, hit heavily by the strong yen. However, despite the financial crisis and slower growth in the real economy, we managed to book a 4.4% increase in net premiums written on a local-currency basis.
In fiscal 2008, the overseas business posted a net loss of ¥29.4 billion. The main reasons were credit insurance losses in the European operations and deterioration in investment income, both affected by the financial crisis.
In fiscal 2009, we continue to focus on localized businesses in priority regions, Asia and Europe, restore profitability, and return the overseas business to a growth track. We expect net premiums written to continue to suffer under the impact of the strong yen, decreasing by 10.0% to ¥210.0 billion, but we expect a 4.5% increase year-on-year on a local currency basis.
We expect a return to profitability in fiscal 2009, with a net income of ¥12.3 billion, the same level as in fiscal years 2006 and 2007. During the current term, we expect no further impact from credit insurance losses, the cause of the red ink in the previous term, due to completion of terminations of all the policies and withdrawal from new underwriting.
We will continue to invest aggressively in strategic regions and fields to support the growth of the overseas business. In particular, we consider M&As in the non-life and the life sector to build an overwhelming business platform in Asia. In addition, we aim to maximize returns on investments by reviewing operations after M&As.
Please look at the following two pages later for how to build portfolio of the overseas business that supports growth.
[P.32] Mitsui Sumitomo Kirameki Life Insurance
Next, I would like to talk about our life insurance business. I will look first at MSI Kirameki Life. Please turn to Page 32 of the booklet.
In fiscal 2009, we are further building earnings under the new sales structure based on expanded sales offices and staff, enabling us to raise the quality of sales activities for death benefit products and medical care products for individuals. In terms of sales channel strategies, we will focus on over-the-counter sales at financial institutions in addition to cross-sales to existing non-life customers. We expect amount of in-force policies to increase 9.5% from the previous term-end to ¥9,890.0 billion, and amount of new policies to increase by 16.7% year-on-year to ¥1,930.0 billion.
We forecast net income (pro forma), as defined in the calculation of Group Core Profit, to decrease by ¥1.3 billion year-on-year to ¥1.1 billion due to increased expenses from development of the new sales structure and the increased provision for underwriting reserve due to high growth of new policies written.
Please look later at Page 34 for details of embedded value at the end of the previous term.
[P.33] Mitsui Sumitomo MetLife Insurance
Now I would like to talk about MSI MetLife. Please look at Page 33 of the booklet.
In the mid-to-longer term, we expect individual annuity insurance markets to expand supported by increasing demand with the developing aging society. However, in the short-term, we expect it to slow down due mainly to the negative impact of the financial crisis. In addition, we see customers’ needs have shifted from valuable annuities to fixed annuities.
To respond to these changes in the circumstances, in fiscal 2009, we are shifting our focus from variable to fixed annuities and expanding the sale of fixed annuities. We expect premiums to drop to one-third of previous-year levels, to ¥200 billion, due to scaling down of over-the-counter sales.
Net income under US-GAAP, as defined in the calculation of Group Core Profit is expected to total ¥700 million, almost the same level as in the previous term.
Please look later at Page 34 for details of embedded value at the end of the previous term.
[P.39] Objectives of Business Combination and Vision of Business Group
Please turn to Page 39.
As is announced, our Group is under discussion with Aioi Insurance and Nissay Dowa General Insurance towards intended business combination in April 2010.
The business combination of 3 companies, which have strong operational base respectively, will create a non-life insurance group of the largest scale domestically and world leading insurance and finance group with global operations.
The image of boosting stakeholder benefit is to strategically invest various resources and capacities expanded along with business combination, into the quality enhancement of products and services, and in businesses with high potentials. We aim to build up such cycle toward continuous growth.
[P. 40] Image of Business Combination
Now please turn to page 40.
The 3 companies aim to implement the business combination by way of a holding company structure to be effectuated in April 2010, and the merger between Aioi Insurance and Nissay Dowa General Insurance on the same date.
The key issues for business combination, including the share exchange ratio, are now under discussion for the final agreement intended to be reached this autumn. They will be announced as soon as determined.
As to the progress of business alliance, we have been discussing such issues as; joint establishment and expansion of global and new businesses, sharing of various critical systems and server systems, joint use of subsidiaries, and so forth. Not limited to these areas, we are going to carry out and expand business alliances that would create synergies.
That is all. Thank you for your attention.

Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination among Aioi Insurance Co., Ltd. (“AIOI”), Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed business combination and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to the contact information as indicated below:
Investor Relations Department
Mitsui Sumitomo Insurance Group Holdings, Inc.
Phone: +81-3-3297-6486     Facsimile: +81-3-3297-6935
e-mail: msi_ir@ms-ins.net
http://www.msig.com

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete the transaction; and (9) difficulties in realizing the synergies and benefits of the post-business combination group.